UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File No. 1-02301

NSTAR Electric Company

(Exact name of registrant as specified in its charter)

800 Boylston Street, Boston, Massachusetts 02199

Telephone: (800) 286-5000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

4.25% Preferred Stock Series of 1956

4.78% Preferred Stock Series of 1958

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

4.25% Preferred Stock Series of 1956: 39

4.78% Preferred Stock Series of 1958: 38

Pursuant to the requirements of the Securities Exchange Act of 1934, NSTAR Electric Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: September 28, 2023	NSTAR ELECTRIC COMPANY

	By:	/s/ Jay S. Buth
Jay S. Buth
Vice President, Controller and Chief Accounting Officer